Exhibit 99.1

[Non-binding translation from German]

Invitation to the

Annual General Meeting of Shareholders

of SAP SE

having its registered office in Walldorf, Germany

Securities Identification Number (Wertpapierkennnummer): 716 460

ISIN: DE 000 7 164 600

The shareholders in our Company are hereby invited to attend the annual General Meeting of Shareholders at the SAP Arena, An der Arena 1, 68163 Mannheim, Germany, on Thursday, May 17, 2018, at 10.00 hrs (Central European Summer Time – CEST).

Overview of Contents

I.                                       Agenda

1.                                    Presentation of the adopted annual financial statements and the approved group annual financial statements, the combined management report and group management report of SAP SE, including the compensation report and the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289a (1) and 315a (1) of the German Commercial Code (Handelsgesetzbuch; “HGB”), and the Supervisory Board’s report, each for fiscal year 2017

2.                                    Resolution on the appropriation of the retained earnings of fiscal year 2017

3.                                    Resolution on the formal approval of the acts of the Executive Board in fiscal year 2017

4.                                    Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2017

5.                                    Resolution on the approval of the system of Executive Board compensation

6.                                    Appointment of the auditors of the annual financial statements and group annual financial statements for fiscal year 2018

7.                                    By-elections of Supervisory Board members

8.                                    Resolution on the authorization to acquire and use treasury shares pursuant to Section 71 (1) no. 8 of the German Stock Corporation Act (Aktiengesetz; “AktG”), with possible exclusion of the shareholders’ subscription rights and potential rights to offer shares and the possibility to redeem treasury shares while reducing the capital stock

9.                                    Amendment to Article 10 of the Articles of Incorporation introducing flexibility regarding the term of office of Supervisory Board members

II.                                  Information on Item 7 on the agenda

III.                             Report of the Executive Board regarding Item 8 on the agenda

IV.                           Further information and details concerning the General Meeting of Shareholders

I.                                      AGENDA

1.                               Presentation of the adopted annual financial statements and the approved group annual financial statements, the combined management report and group management report of SAP SE, including the compensation report and the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289a (1) and 315a (1) of the German Commercial Code (Handelsgesetzbuch; “HGB”), and the Supervisory Board’s report, each for fiscal year 2017

These documents and the Executive Board proposal for the appropriation of retained earnings can be viewed on the Internet at www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.

On February 21, 2018, the Supervisory Board approved the annual financial statements prepared by the Executive Board on February 21, 2018, in accordance with Section 172 sentence 1 AktG.  The annual financial statements have thus been adopted.  At the same time, the Supervisory Board also approved the group annual financial statements.  In accordance with Section 173 (1) AktG, it is therefore not necessary for the General Meeting of Shareholders to adopt the annual financial statements and to approve the group annual financial statements.  The other aforementioned documents, too, must merely be made available to and, pursuant to Section 176 (1) sentence 2 AktG, are to be explained at the General Meeting of Shareholders, with no resolution (except in respect of the appropriation of retained earnings) being required.

2.                                   Resolution on the appropriation of the retained earnings of fiscal year 2017

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The retained earnings for fiscal year 2017 in the amount of € 10,029,819,971.70, as reported in the annual financial statements, are to be appropriated as follows:

Payment of a dividend in the amount of € 1.40 per no-par value share carrying dividend rights	= € 1,670,767,340.20

transfer to other revenue reserves	€ 0.00

and carry-forward of the remainder to new account	= € 8,359,052,631.50

The dividend amount and the remainder to be carried forward to new account set out in the above resolution proposal are based on a capital stock carrying dividend rights of € 1,193,405,243.00, divided into 1,193,405,243 no-par value shares, as at the date of preparation of the annual financial statements (February 21, 2018).

The number of shares carrying dividend rights may have changed by the time the resolution on the appropriation of retained earnings is passed.  If this is the case, the Executive Board and the Supervisory Board will submit an amended resolution proposal on the appropriation of retained earnings to the General Meeting of Shareholders, which will also provide for a distribution of € 1.40 per no-par value share carrying dividend rights.  Such amendment will be made as follows: If the number of shares carrying dividend rights, and thus the total dividend amount, decreases, the amount to be carried forward to new account will be increased accordingly.  If the number of shares carrying dividend rights, and thus the total dividend amount, increases, the amount to be carried forward to new account will be reduced accordingly.

In accordance with Section 58 (4) sentence 2 AktG, the claim for payment of the dividend will become due on the third business day (Geschäftstag) (within the meaning of the relevant provisions of the German Civil Code (Bürgerliches Gesetzbuch; “BGB”)) after the resolution has been passed by the General Meeting of Shareholders, i.e. on Tuesday, May 22, 2018.

3.                                    Resolution on the formal approval of the acts of the Executive Board in fiscal year 2017

The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board holding office in fiscal year 2017 be formally approved for that period.

4.                                    Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2017

The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board holding office in fiscal year 2017 be formally approved for that period.

5.                                   Resolution on the approval of the system of Executive Board compensation

The General Meeting of Shareholders of May 12, 2016, approved the system of Executive Board compensation.  Due to the relatively low level of consent and taking into account the feedback of investors, however, the Supervisory Board decided to change individual provisions for Executive Board compensation.  In particular, provisions regarding a cap on severance pay and regarding contractual repayment claims (clawback provisions) were introduced.  Moreover, from 2018 onwards, the short-term variable compensation no longer includes a discretionary component and the maximum target realization threshold was lowered.  The Supervisory Board resolved on the latest amendments on February 21, 2018.  The compensation report was also fundamentally revised in this context; it contains detailed information on Executive Board compensation and also addresses the changes which have been made in the meantime with regard to the Executive Board compensation.  The applicable compensation system with the most recent amendments dated February 21, 2018, is to be presented again to the General Meeting of Shareholders for approval in accordance with Section 120 (4) AktG.

The Supervisory Board and the Executive Board propose that the following resolution be adopted:

The General Meeting of Shareholders approves the system of Executive Board compensation described in the compensation report.

The compensation report containing the description of the system of Executive Board compensation is included in the 2017 Integrated Report.  The Integrated Report can be viewed on the Internet at www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.

6.                                   Appointment of the auditors of the annual financial statements and group annual financial statements for fiscal year 2018

Following a corresponding recommendation by the audit committee, the Supervisory Board proposes that KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, Germany, be appointed auditors of the annual financial statements and group annual financial statements for fiscal year 2018.

The audit committee has declared in its recommendation that this recommendation is free from any undue influence by third parties and no clause restricting the choice of the General Meeting of Shareholders within the meaning of Art. 16 (6) of the EU Auditor Regulation (Regulation (EU) No 537/2014) has been imposed on the audit committee.

7.                                    By-election of Supervisory Board members

By order of the Local Court (Amtsgericht) of Mannheim of June 21, 2017, Aicha Evans was appointed Supervisory Board member of the Company, replacing Jim Hagemann Snabe, who had previously resigned from office.  Aicha Evans is now proposed to be elected to the Supervisory Board by the General Meeting of Shareholders for the remainder of the term of office of Jim Hagemann Snabe.

Moreover, Prof. Dr. Wilhelm Haarmann has resigned from office with effect from the close of the General Meeting of Shareholders on May 17, 2018.  In place of Prof. Dr. Wilhelm Haarmann, Dr. Friederike Rotsch is proposed to be elected to the Supervisory Board for the remainder of his term of office.

Further, Prof. Anja Feldmann, Ph. D., has resigned from office with effect from December 31, 2018.  In place of Prof. Anja Feldmann, Gerhard Oswald is proposed to be elected to the Supervisory Board with effect from January 1, 2019, for the remainder of Prof. Anja Feldmann’s term of office.  Gerhard Oswald resigned from the Executive Board of the Company as of the end of December 31, 2016, i.e. the two-year waiting period provided by stock corporation law (Section 100 (2) sentence 1 no. 4 AktG) will end on December 31, 2018 and thus prior to the commencement of the envisaged term of office as Supervisory Board member.

Furthermore, Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer has resigned from office with effect from the close of the General Meeting of Shareholders on May 17, 2018.  In place of Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer, Diane Greene is proposed to be elected to the Supervisory Board for the remainder of his term of office.

The Supervisory Board proposes that the following individuals be elected as shareholders’ representatives to the Supervisory Board of SAP SE (with each individual to be elected by way of a separate vote):

a)                                    Aicha Evans, Senior Vice President and Chief Strategy Officer, Intel Corporation, Santa Clara, California, USA, resident in Los Gatos, California, USA, for a term of office starting at the close of the General Meeting of Shareholders on May 17, 2018 and ending at the close of the General Meeting of Shareholders that formally approves the acts of the Supervisory Board for fiscal year 2018, but ending no later than on May 20, 2020;

b)                                   Dr. Friederike Rotsch, Group General Counsel and Head of Group Legal & Compliance, Merck KGaA, Darmstadt, resident in Königstein im Taunus, Germany, for a term of office starting at the close of the General Meeting of Shareholders on May 17, 2018 and ending at the close of the General Meeting of Shareholders that formally approves the acts of the Supervisory Board for fiscal year 2018, but ending no later than on May 20, 2020;

c)                                    Gerhard Oswald, Managing Director of Oswald Consulting GmbH, Walldorf, Germany, associate lecturer at the Technical University of Munich (Technische Universität München), resident in Walldorf, Germany, for a term of office starting on January 1, 2019 and ending at the close of the General Meeting of Shareholders that formally approves the acts of the Supervisory Board for fiscal year 2018, but ending no later than on May 20, 2020; and

d)                                   Diane Greene, Chief Executive Officer of Google Cloud, Google LLC, Mountain View, California, USA, and member of the Board of Directors, Alphabet, Inc., Mountain View, California, USA, resident in Stanford, California, USA, for a term of office starting at the close of the General Meeting of Shareholders on May 17, 2018 and ending at the close of the General Meeting of Shareholders that formally approves the acts of the Supervisory Board for fiscal year 2018, but ending no later than on May 20, 2020.

These election proposals are based on corresponding proposals by the nomination committee, take into account the objectives resolved by the Supervisory Board regarding its composition and aim at fulfilling the Profile of Skills and Expertise prepared by the Supervisory Board for the entire Board.  The Diversity Policy prepared by the Supervisory Board regarding its composition is thereby also implemented.  The current goals for the composition of the Supervisory Board and the Profile of Skills and Expertise, including the status of its implementation, have been described in the corporate governance report for the 2017 fiscal year.  The report is included in the 2017 Integrated Report and forms part of the documents set out under agenda item 1, which are available on the Internet at www.sap.agm and will be available for inspection during the General Meeting of Shareholders.  The Diversity Policy has been described in the Corporate Governance Statement for the 2017 fiscal year, which is available on the Internet at www.sap.com/corporate-en/investors/governance and will also be available for inspection during the General Meeting of Shareholders.

With respect to Section 5.4.1 (6) through (8) of the German Corporate Governance Code (Deutscher Corporate Governance Kodex), the following is confirmed: Aicha Evans is currently already a member of the Supervisory Board of SAP SE.  Gerhard Oswald currently advises SAP SE under a consultancy agreement concluded between Oswald Consulting GmbH and SAP SE.  The term of the consultancy agreement expires with the end of December 31, 2018, and thus prior to the commencement of the envisaged term of office of Gerhard Oswald as Supervisory Board member of SAP SE. Diane Greene is head of Google Cloud. In this capacity she is SAP’s main contact at Google with regard to the  strategic partnership of the two companies in the cloud area. In all other respects, in the assessment of the Supervisory Board, Aicha Evans, Dr. Friederike Rotsch, Gerhard Oswald and Diane Greene do not maintain any personal or business relations to SAP SE or its group companies, the corporate bodies of SAP SE or a shareholder directly or indirectly holding more than 10% of the voting shares in SAP SE which would be regarded as material for the decision-making of the General Meeting of Shareholders.

The information pursuant to Section 125 (1) sentence 5 AktG regarding the memberships held by Aicha Evans, Dr. Friederike Rotsch, Gerhard Oswald and Diane Greene of other supervisory boards to be established by law and of comparable supervisory bodies of commercial enterprises in Germany and abroad and CVs of the candidates are set out in Section II. below (“Information on Item 7 on the agenda”).

Also please note the following with regard to the elections of Supervisory Board members:

In accordance with Article 40 (2) and (3) of Regulation (EC) No 2157/2001 (“SE Regulation”), Section 17 of the German SE Implementation Act (SE-Ausführungsgesetz; “SEAG”), Section 21 (3) of the German Act on Employee Involvement in European Companies (SE-Beteiligungsgesetz; “SEBG”), Part II Clauses 2 and 3 of the Agreement on the Involvement of Employees in SAP SE dated March 10, 2014, and Section 10 (1) of the Articles of Incorporation of SAP SE, the Supervisory Board of SAP SE comprises eighteen members, nine of whom will be elected by the General Meeting of Shareholders as shareholders’ representatives and the remaining nine will be appointed as employees’ representatives under the Agreement on the Involvement of Employees in SAP SE referred to above.  Furthermore, pursuant to Section 17 (2) SEAG, the Supervisory Board of SAP SE must comprise at least 30% of men and women each.  The minimum share of 30% of men and women each on the Supervisory Board must be taken into account when one or several new appointments are required to be made to the Supervisory Board.

Neither the shareholders’ representatives nor the employees’ representatives on the Supervisory Board have raised objections against joint compliance (Gesamterfüllung) pursuant to Section 96 (2) sentence 3 AktG.  To the extent that the minimum share requirement (Mindestanteilsgebot) pursuant to Section 17 (2) SEAG applies to the full Supervisory Board (Gesamtaufsichtsrat), at least five of the seats on the Supervisory Board of SAP SE would have to be held by women and five of the seats would have to be held by men based on the rounding rule of Section 96 (2) sentence 4 AktG in order to fulfill the minimum share requirement.  To the extent that the minimum share requirement pursuant to Section 17 (2) SEAG applies only to the shareholders’ side, at least three of the seats on the Supervisory Board of SAP SE would have to be held by women and three of the seats would have to be held by men based on the rounding rule of Section 96 (2) sentence 4 AktG in order to fulfill the minimum share requirement.  The Supervisory Board is currently composed of three women and six men on the shareholders’ side and of two women and seven men on the employees’ side.  Without taking into account the seats held by Aicha Evans, Prof. Anja Feldmann, Prof. Dr. Wilhelm Haarmann and Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer, the shareholders’ side is represented by one woman and four men.  In view of the current allocation of seats between women and men, at least two women must in any case be elected on the shareholders’ side in the by-elections of Supervisory Board members by the General Meeting of Shareholders.  The election proposals of the Supervisory Board reflect this requirement irrespective of whether the minimum share requirement pursuant to Section 17 (2) SEAG refers to the full Supervisory Board or only to the shareholders’ side.  If the election proposals of the Supervisory Board are adopted by the General Meeting of Shareholders, the Supervisory Board will, after the General Meeting of Shareholders on May 17, 2018, and initially until December 31, 2018, comprise seven women and eleven men in total (with five women and four men on the shareholders’ side).  Upon the resignation of Prof. Anja Feldmann and the commencement of office of Gerhard Oswald as of January 1, 2019, the Supervisory Board will then comprise six women and twelve men in total (with four women and five men on the shareholders’ side).  The statutory minimum share requirement would thus continue to be met.

8.                                   Resolution on the authorization to acquire and use treasury shares pursuant to Section 71 (1) no. 8 AktG, with possible exclusion of the shareholders’ subscription rights and potential rights to offer shares and the possibility to redeem treasury shares while reducing the capital stock

Up to February 21, 2018 (the day on which the annual financial statements were prepared), the authorization granted by the General Meeting of Shareholders of June 4, 2013 regarding the acquisition of treasury shares had been exercised by way of the acquisition of 5,449,464 treasury shares.  Following this acquisition, the Company, as at February 21, 2018, held 35,098,989 treasury shares.  Since the acquisition authorization granted on June 4, 2013 will expire on June 3, 2018, it is proposed that it be revoked, to the extent not yet exercised, and replaced by a new authorization.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

a)                                   The authorization granted on June 4, 2013, concerning the acquisition of treasury shares is revoked, to the extent not yet exercised, once the following acquisition authorization takes effect:

b)                                  The Executive Board is authorized to acquire, on or before May 16, 2023, shares in the Company representing a pro rata amount of capital stock of up to € 120 million in aggregate, with the proviso that the shares purchased under this authorization, together with any other shares in the Company which were previously acquired and are still held by the Company or which are attributable to the Company pursuant to Section 71d and Section 71e AktG, at no time account for more than 10% of the Company’s capital stock.  This authorization may be exercised in whole or in part.  For the term of the authorization, the acquisition may be effected in partial tranches on different acquisition dates up to the maximum acquisition volume.  The acquisition may also be effected by any dependent group company of SAP SE within the meaning of Section 17 AktG or by any third party for the account of such dependent group company or SAP SE.  The acquisition is subject to compliance with the principle of equal treatment (Gleichbehandlungsgrundsatz) within the meaning of Section 53a AktG and may be effected either on the stock exchange or by way of a public purchase offer to all shareholders, as the Executive Board deems fit.  The acquisition must not serve the purpose of trading in treasury shares.  Moreover, the requirements of Section 71 (2) sentences 2 and 3 AktG must be observed.

aa)                            In the event that the acquisition is effected on the stock exchange, the purchase price for the acquisition of one share (exclusive of any ancillary costs) must not exceed the average trading price of the share on the Frankfurt Stock Exchange during the three trading days preceding the date of acquisition of the shares, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system of the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system), by more than 10% or fall below this price by more than 20%.

bb)                          In the event that the acquisition is effected by way of a public purchase offer to all shareholders, the offering price per share and the upper and lower limits of the range of purchase prices offered (in each case exclusive of any ancillary costs) may not exceed the average trading price of the share on the Frankfurt Stock Exchange in the period from the fifth to the third trading day prior to the launching of the public purchase offer, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system of the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) on the fifth, fourth and third trading day prior to the launching of the public purchase offer, by more than 10% or fall below this price by more than 20%.  The volume of the purchase offer may be limited.  If the total number of shares offered for sale exceeds this limit, acquisition may be performed according to the proportion of offered shares (proportion offered); moreover, offers pertaining to limited numbers of shares (up to 100 shares per shareholder) may be given preferential treatment, and the number of shares may be rounded according to commercial principles in order to avoid fractional shares.  Any further right of the shareholders to offer shares is excluded in this context.

cc)                            As part of a specific buyback program, a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG (hereinafter jointly: the issuing company) may also be commissioned either to purchase an agreed number of shares or to purchase shares for a previously stipulated total purchase price, on a previously stipulated minimum number of trading days in the XETRA trading system of the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) and at the latest up to the end of a previously agreed period, and to transfer these shares to the Company, whereby (i) the issuing company must purchase the shares on the stock exchange in compliance with the principle of equal treatment (Section 53a AktG) and (ii) the purchase price per share to be paid by the Company must reflect a discount of at least 0.01% up to a maximum of 10% of the arithmetic mean of the volume-weighted average price (VWAP) of the SAP share in the XETRA trading system of the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) during the actual buyback period.  This purchase price may also effectively be achieved by means of a cash amount and/or equivalent amount in shares to be paid or delivered at the end of or after the expiry of the actual buyback period.  Moreover, the issuing company must (iii) purchase the shares to be delivered on the stock exchange at prices that lie within the range defined in lit. aa) for the customary purchase of shares on the stock exchange.

c)                                   The Executive Board is authorized to resell any treasury shares acquired under the above acquisition authorization on the stock exchange in compliance with the principle of equal treatment within the meaning of Section 53a AktG.

d)                                  The Executive Board is authorized to offer treasury shares acquired under the above acquisition authorization to the shareholders by way of an offer to all shareholders, provided that the shareholders’ subscription rights are maintained and the principle of equal treatment within the meaning of Section 53a AktG is complied with.

e)                                   The Executive Board is authorized, subject to the consent of the Supervisory Board, to sell treasury shares acquired under the above acquisition authorization other than on the stock exchange or by way of an offer for sale addressed to all shareholders, provided that the shares are sold against payment in cash at a price which is not substantially below the average trading price of the Company’s share on the Frankfurt Stock Exchange on the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system of the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system); the total volume of this authorization is limited to the lower of 10% of the Company’s capital stock existing at the time the resolution is adopted by the General Meeting of Shareholders of May 17, 2018, or 10% of the Company’s capital stock existing at the time the shares are sold.  The authorization volume will be reduced by the pro rata amount of capital stock represented by shares, or to which option or conversion rights or obligations relate under bonds, which were issued or sold on or after May 17, 2018, subject to the exclusion of subscription rights, by applying Section 186 (3) sentence 4 AktG directly, analogously or mutatis mutandis.

f)                                     The Executive Board is authorized, subject to the consent of the Supervisory Board, to grant treasury shares acquired under the above acquisition authorization to third parties as consideration in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein.

g)                                   The Executive Board is authorized to redeem treasury shares acquired under the above acquisition authorization without such redemption or the implementation thereof requiring a further resolution of the General Meeting of Shareholders.  This redemption will result in a capital reduction.  In derogation of the above, the Executive Board may resolve that the capital stock remain unaffected by such redemption and that the redemption of shares instead result in an increase in the pro rata amount of capital stock represented by the remaining shares pursuant to Section 8 (3) AktG.  In such event, the Executive Board is authorized to adjust the figure stated in the Articles of Incorporation.

h)                                  The Executive Board is authorized, subject to the consent of the Supervisory Board, to use treasury shares acquired under the above acquisition authorization for the purpose of fulfilling option or conversion rights or obligations under warrant-linked or convertible bonds issued by the Company or any direct or indirect majority holdings of SAP SE (companies in which SAP SE directly or indirectly holds a majority of votes and capital) under the authorization granted by the resolution on Item 8 on the agenda of the General Meeting of Shareholders of May 12, 2016 (if necessary in combination with other instruments authorized in the said resolution of the General Meeting of Shareholders) and to transfer such shares to the holders of conversion or subscription rights in accordance with the terms and conditions determined in such resolution.  The key features of such convertible or warrant-linked bonds are set out in the authorizing resolution adopted by the General Meeting of Shareholders of May 12, 2016, which is available for inspection at the commercial register of the Local Court of Mannheim as part of the notarial record of this General Meeting of Shareholders.  The contents of this authorizing resolution are further set out in the invitation to the annual General Meeting of Shareholders of May 12, 2016, which was published in the German Federal Gazette (Bundesanzeiger) dated April 4, 2016.

i)                                      The Executive Board is authorized to offer for acquisition or to promise and/or transfer treasury shares that are acquired under the above acquisition authorization to employees of the Company and its downstream affiliates as well as to members of the managing bodies of its downstream affiliates; this also includes the authorization to offer for acquisition, promise or transfer the shares for free or on other special terms.  In this context, the shares acquired under the above authorization may also be transferred to a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG which subscribes the shares subject to an undertaking to offer for acquisition or to promise and/or transfer them exclusively to employees of the Company and its downstream affiliates or to members of the managing bodies of downstream affiliates.  The shares to be transferred to employees of the Company or its downstream affiliates or to members of the managing bodies of downstream affiliates may also be procured by a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG by way of securities loans, and the shares acquired under the above acquisition authorization may be used to redeem such securities loans.  The total volume of the authorizations in this lit. i) is limited to the lower of 5% of the Company’s capital stock existing at the time the resolution is adopted by the General Meeting of Shareholders of May 17, 2018, or 5% of the Company’s capital stock existing at the time the shares are transferred.

j)                                      The shareholders’ subscription rights are excluded to the extent that the Executive Board sells the shares acquired under the above acquisition authorization on the stock exchange in accordance with lit. c) or uses them for the purposes set out in lit. e), f), h) or i).  In addition, subject to the consent of the Supervisory Board, the Executive Board may exclude the shareholders’ subscription rights in respect of fractional shares where treasury shares are sold in connection with an offer for sale to the Company’s shareholders in accordance with lit. d).  The aggregate pro rata amount of the capital stock represented by shares in respect of which the shareholders’ subscription rights are excluded under this lit. j), together with the pro rata amount of the capital stock attributable to new shares from authorized capital or to which conversion and/or option rights or obligations under bonds issued or sold, subject to an exclusion of subscription rights, on or after May 17, 2018, relate, must not, however, exceed 20% of the capital stock of SAP SE; this calculation shall be made on the basis of the amount of the capital stock existing on May 17, 2018, or at the time the shares are sold, whichever is lower.  The shareholders’ subscription rights are also deemed to have been excluded if the relevant shares or bonds are sold or issued by applying Section 186 (3) sentence 4 AktG directly, analogously or mutatis mutandis.

k)                                  The authorizations for using treasury shares set out above may be exercised once or several times, in whole or in part and in respect of a specific portion of acquired treasury shares.  The authorizations of June 4, 2013, for using acquired treasury shares remain unaffected by the cancellation pursuant to lit. a) of the acquisition authorization resolved by the General Meeting of Shareholders of June 4, 2013.

9.                                    Amendment to Section 10 of the Articles of Incorporation introducing flexibility regarding the term of office of Supervisory Board members

In order to grant the General Meeting of Shareholders more flexibility regarding the term of office when electing Supervisory Board members, Section 10 of the Articles of Incorporation is proposed to be supplemented by the corresponding provisions:

The Executive Board and the Supervisory Board propose to resolve as follows:

a)                                   Section 10 (2) of the Articles of Incorporation, which currently reads as follows:

“The members of the Supervisory Board shall be appointed for a period ending with the close of the annual General Meeting of Shareholders at which the acts of the Supervisory Board were formally approved for the fourth fiscal year following commencement of the term of office, not counting the year in which their term of office commences. In any event, the term of office shall end after six years at the latest.”

will be amended and will thereafter read as follows:

“Unless a shorter term of office is determined, the members of the Supervisory Board shall be elected or appointed for a period ending with the close of the annual General Meeting of Shareholders at which the acts of the Supervisory Board are formally approved for the fourth fiscal year following commencement of the term of office, not counting the year in which their term of office commences. In any event, the term of office shall end after six years at the latest.”

b)                                  Section 10 (5) of the Articles of Incorporation, which currently reads as follows:

“Substitutes for resigning shareholders’ representatives who are not replaced by substitute members will be elected for the remaining term of office of the resigning individual. The foregoing provisions shall apply mutatis mutandis to any substitutes for resigning employees’ representatives in accordance with the Agreement on Employee Involvement.”

will be amended and will thereafter read as follows:

“Unless a shorter term of office is determined within the limits of paragraph (2), successors for resigning shareholders’ representatives who are not replaced by substitute members will be elected for the remaining term of office of the resigning individual. This shall apply mutatis mutandis to the appointment of any successors for resigning employees’ representatives who are not replaced by substitute members in accordance with the Agreement on Employee Involvement.”

The currently applicable Articles of Incorporation are available on the website at www.sap.com/agm and will be available for inspection during the General Meeting of Shareholders.

***

II.                               INFORMATION ON ITEM 7 ON THE AGENDA

a)                                    Aicha Evans, Los Gatos, California, USA,
Senior Vice President and Chief Strategy Officer of Intel Corporation

Personal data:

Date of birth: March 2, 1969

Nationality: U.S. American

Qualification:

1996	Bachelor’s degree in computer engineering, George Washington University, Washington D.C, USA

Career:

1996 – 2001	Conexant Systems, Austin, Texas, USA (formerly Rockwell Semiconductor Systems) – Software engineer

2001 – 2006	Skyworks Solutions, Hillsboro, Oregon, USA (formerly Conexant Systems) – Various management positions in the area of software engineering
2006	Intel Corporation, Santa Clara, California, USA –Software engineering, integration and test manager
2006 – 2010	Intel Corporation, Santa Clara, California, USA – Various management positions in the Mobile Wireless Group
2011 – 2014

Intel Corporation, Santa Clara, California, USA – General Manager, Wireless Platform R&D Platform Engineer Group & Mobile Communication Group, appointed Vice President in 2011, appointed Corporate Vice President in 2014

2015 – 2017	Intel Corporation, Santa Clara, California, USA – Corporate Vice President and General Manager, Communication and Devices Group
Since 2017	Intel Corporation, Santa Clara, California, USA – Senior Vice President and Chief Strategy Officer

Membership of supervisory boards to be established by law in Germany:

–                                        SAP SE, Walldorf, Germany

Membership of comparable supervisory bodies of commercial enterprises in Germany and abroad:

–                                        None

b)                                   Dr. Friederike Rotsch, Königstein im Taunus, Germany

Group General Counsel and Head of Group Legal & Compliance, Merck KGaA

Personal data:

Date of birth: October 31, 1972

Nationality: German

Qualification:

1997	1st legal state examination after law studies at the University of Passau,
Germany, and the University of Wales, College of Cardiff, United Kingdom
2000	Ph.D. at the University of Passau, Germany
2001	2nd legal state examination, Bavaria, Germany

Career:

2001 – 2005	Hengeler Mueller, Partnership of Lawyers, Frankfurt/Main and Düsseldorf, Germany – Lawyer
2005 – 2007	Merck KGaA, Darmstadt, Germany – Corporate counsel, Corporate Legal Services
2007 – 2011	Merck KGaA, Darmstadt, Germany – Head of Corporate Legal Services
2011 – 2014	Merck KGaA, Darmstadt, Germany – Head of Group Internal Auditing
Since 2014	Merck KGaA, Darmstadt, Germany – Group General Counsel and Head of Group Legal & Compliance

Membership of supervisory boards to be established by law in Germany:

–                                         None

Membership of comparable supervisory bodies of commercial enterprises in Germany and abroad:

–                                         None

c)                                    Gerhard Oswald, Walldorf, Germany

Managing Director of Oswald Consulting GmbH, associate lecturer at the Technical University of Munich (Technische Universität München)

Personal data:

Date of birth: June 20, 1953

Nationality: German

Qualification:

1977	Diploma in Business Administration (Diplom-Betriebswirt (FH)) after studies of Business Administration at the University of Applied Sciences (Fachhochschule) of Mainz

Career:

1977 – 1980	Siemens AG, Munich, Germany – Application consultant for SAP R/2 business processes
1981 – 1984	SAP AG, Walldorf, Germany – Consultant, trainer and developer in the area of the SAP standard software R/2
1984 – 1987	SAP AG, Walldorf, Germany – Various management positions in the areas of R/2 custom development, R/2 quality assurance and translation
1987 – 1993	SAP AG, Walldorf, Germany – Member of the project leadership team responsible for the design, development and roll-out of the SAP standard software R/3; head of SAP Application Architecture
1993 – 1996	SAP AG, Walldorf, Germany – Member of the Global Managing Board, head of R/3 Services
1996 – 2016	SAP AG / SAP SE, Walldorf, Germany – Member of the Executive Board with responsibility for various business divisions, in particular Support and Quality Assurance
Since 2015	Technical University of Munich, Germany – Associate lecturer, founder of the research platform “Initiative for Digital Transformation” (IDT)
Since 2017	Oswald Consulting GmbH, Walldorf, Germany – Managing Director (working as consultant for SAP SE on the basis of a consultancy agreement concluded between Oswald Consulting GmbH and SAP SE)

Membership of supervisory boards to be established by law in Germany:

–                                         None

Membership of comparable supervisory bodies of commercial enterprises in Germany and abroad:

–                                       TSG 1899 Hoffenheim Fußball-Spielbetriebs GmbH, Sinsheim, Germany (Advisory Board)

d)                                   Diane Greene, Stanford, California, USA,
Chief Executive Officer, Google Cloud, Google LLC; member of the Board of Directors, Alphabet, Inc.

Personal data:

Date of birth: June 9, 1955

Nationality: U.S. American

Qualification:

1976	Bachelor of Science in mechanical engineering, University of Vermont, Burlington, Vermont, USA
1978	Master of Science in naval architecture, Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, USA

1987	Master of Science in computer science, University of California, Berkeley, California, USA

Career:

1978 – 1985	Earl & Wright Consulting Engineers, San Francisco, California, USA; Herbert Engineering Corp., Alameda, California, USA – Naval architect

1988 – 1989	Sybase, Inc., Dublin, California, USA – Software engineer
1989 – 1993	Tandem Computers, Inc., Cupertino, California, USA – Senior software engineer
1993 – 1995	Silicon Graphics, Inc., Sunnyvale, California, USA – Software engineer, manager
1995 – 1997	VXtreme, Inc., Sunnyvale, California, USA – Co-founder and Chief Executive Officer until VXtreme’s acquisition by Microsoft in 1997
1998 – 2008	VMware, Inc., Palo Alto, California, USA – Co-founder, President and Chief Executive Officer
2007 – 2016	Intuit, Inc., Mountain View, California, USA – Member of the Board of Directors
Since 2012	Google, Inc. / Alphabet, Inc., Mountain View, California, USA – member of the Board of Directors
2012 – 2015	Bebop Technologies, Los Altos, California, USA – Founder and Chief Executive Officer until Bebop’s acquisition by Google in 2015
Since 2015	Google LLC, Mountain View, California, USA – Chief Executive Officer, Google Cloud

Membership of supervisory boards to be established by law in Germany:

–                                        None

Membership of comparable supervisory bodies of commercial enterprises in Germany and abroad:

–                                        Alphabet, Inc., Mountain View, California, USA (Board of Directors)

***

III.                          REPORT OF THE EXECUTIVE BOARD REGARDING ITEM 8 ON THE AGENDA

Under Item 8 on the agenda of the General Meeting of Shareholders of May 17, 2018, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company and to either resell or redeem the shares so acquired without requiring a further resolution of the General Meeting of Shareholders.  Pursuant to Section 71 (1) no. 8 sentence 5 in conjunction with Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the exclusion of the shareholders’ subscription rights in connection with the sale of treasury shares as well as the exclusion of a potential right to offer shares in connection with the acquisition of treasury shares, which report, as part of the present invitation, is available on the Internet at www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.

a)                                     Acquisition of treasury shares and exclusion of a potential right to offer shares

Under Item 8 on the agenda of the General Meeting of Shareholders of May 17, 2018, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company.  Under such authorization, the Executive Board is to have the option to acquire, on or before May 16, 2023, shares in the Company representing a pro rata amount of capital stock of up to € 120 million in aggregate (i.e. 120 million shares, based on a pro rata amount of capital stock represented by one share of € 1.00).  The acquisition may also be effected by any dependent group company of SAP SE within the meaning of Section 17 AktG or by any third party for the account of such dependent group company or SAP SE.  The repurchase may either be effected on the stock exchange or by way of a public purchase offer to all shareholders, as the Executive Board deems fit.  In the event that the acquisition is effected by way of a purchase offer to all shareholders, the principle of equal treatment must be observed, as in connection with the acquisition of shares on the stock exchange.  Should the volume offered at the stipulated price exceed the number of shares the Company wishes to acquire, it is intended, however, that the acquisition may be performed according to the proportion of offered shares (proportion offered).  Only where acquisition is performed on the basis of the proportion offered as opposed to the proportion held can the acquisition process be executed along economically sound lines.  Moreover, it is intended that offers pertaining to limited numbers of shares (up to 100 offered shares per shareholder) may be given preferential treatment.  This option serves to avoid small, generally uneconomic, residual amounts and any corresponding factual disadvantage for minor shareholders.  It also serves to simplify the actual execution of the acquisition procedure.  Provision is also intended to be made for rounding to be performed according to commercial principles in order to avoid fractional shares.  Thus, the acquisition ratio and/or the number of shares to be acquired from an individual offering shareholder may be rounded according to commercial principles in such a way as to ensure that only whole shares are acquired.  The Executive Board and the Supervisory Board believe that the exclusion of any further right of the shareholders to offer shares is justified in view of the circumstances and reasonable from the shareholders’ perspective.

b)                                    Permissible special provisions for a specific buyback program

A purchase of shares on the stock exchange may also be carried out through a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG (hereinafter jointly: the issuing company) in such a way that the issuing company is commissioned, as part of a specific buyback program, either to purchase an agreed number of shares or to purchase shares for a previously stipulated total purchase price, on a previously stipulated minimum number of trading days in the XETRA trading system of the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) and at the latest up to the end of a previously agreed period, and to transfer these shares to the Company, whereby the purchase price per share to be paid by the Company must reflect a discount of at least 0.01% up to a maximum of 10% of the arithmetic mean of the volume-weighted average price (VWAP) of the share in the XETRA trading system of the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) during the actual buyback period.  This purchase price may also effectively be achieved by means of a cash amount and/or equivalent amount in shares to be paid or delivered at the end of or after the expiry of the actual buyback period.  In such cases, the issuing company does not acquire the shares for its own account but for the account of SAP SE.  The issuing company must accordingly purchase the shares to be delivered on the stock exchange in compliance with the principle of equal treatment (Section 53a AktG) at prices that lie within the range for a customary purchase of shares on the stock exchange.  In a buyback program structured in this way, SAP SE benefits from a discount of 0.01% to 10%, guaranteed upon conclusion of the agreement, of the arithmetic mean of the volume-weighted average price (VWAP) during the buyback period.  The issuing company is willing to guarantee this discount since it recognizes an opportunity to acquire the shares with an even higher discount. On the other hand, it bears the risk of being unable to realize even this.  In this situation, SAP SE receives the shares with a guaranteed discount, while the issuing company has to make up for the difference.  SAP SE thus secures for itself a fixed discount over a longer period, even if the markets change in such a way after commissioning the issuing company that it is more difficult for the issuing company to actually achieve the discount.

c)                                   Use of acquired treasury shares and exclusion of subscription rights pursuant to the resolution proposal under Item 8 on the agenda

Under the authorization proposed in Item 8 on the agenda of the General Meeting of Shareholders of May 17, 2018, the Executive Board is to be authorized to sell the shares acquired pursuant to such authorization on the stock exchange or to offer the shares to the shareholders for acquisition in connection with a public offer for sale while maintaining the shareholders’ subscription rights.  Where the Executive Board sells treasury shares on the stock exchange, shareholders will have no subscription rights.  Under Section 71 (1) no. 8 sentence 4 AktG, however, a sale (or purchase) of treasury shares on the stock exchange is sufficient for the purposes of the principle of equal treatment within the meaning of Section 53a AktG.

It is furthermore proposed, however, that the Executive Board be authorized to redeem the acquired treasury shares without requiring a further resolution of the General Meeting of Shareholders.  Such redemption will generally result in a capital reduction.  It is proposed, however, that the Executive Board also be authorized to implement the redemption in accordance with Section 237 (3) no. 3 AktG without any changes to the capital stock.  In such event, the redemption of shares is to result in an increase in the pro rata amount of capital stock represented by the remaining shares pursuant to Section 8 (3) AktG.

The resolution proposal under Item 8 on the agenda of the General Meeting of Shareholders of May 17, 2018, furthermore provides for the exclusion of the shareholders’ subscription rights if the repurchased treasury shares are used as set out below:

aa)                               Sale against cash payment at a price not substantially below the trading price

It is proposed that the Executive Board be authorized to sell acquired treasury shares which account for a portion of up to 10% of the capital stock in aggregate, subject to the consent of the Supervisory Board, other than on the stock exchange or by way of an offer for sale addressed to all shareholders against payment in cash at a price which is not substantially below the trading price of the Company’s share on the Frankfurt Stock Exchange on the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system of the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) (lit. e) of the resolution proposal).  The shareholders’ subscription rights are to be excluded in respect of these shares.  The statutory basis of this so-called simplified exclusion of shareholders’ subscription rights is Section 71 (1) no. 8 sentence 5 in conjunction with Section 186 (3) sentence 4 AktG.  A possible deduction from the relevant trading price will presumably not exceed 3%, and in no event 5%, of the trading price.

This option to exclude the shareholders’ subscription rights as provided for in Section 186 (3) sentence 4 AktG will enable the Company to quickly, flexibly and cost-effectively exploit opportunities arising as a result of prevailing stock exchange conditions.  The sales proceeds that can be realized by fixing a price that is close to market will as a rule result in a significantly higher inflow of funds per share than in the case of a placement of shares with subscription rights, thus ensuring the highest possible inflow of equity.  By avoiding the time-consuming and expensive handling of subscription rights, the Company will furthermore be able to meet its equity requirements quickly when market opportunities arise at short notice.  Section 186 (2) sentence 2 AktG allows the subscription price to be published three days prior to the expiration of the subscription period at the latest.  However, in light of the volatility in the stock markets, this still involves a market risk, in particular a price change risk, for several days, which may lead to safety margins being deducted when the selling price is determined and, therefore, to conditions which are not close to market.  In addition, if the Company granted subscription rights, it would not be in a position to react quickly to favorable market conditions due to the length of the subscription period.  Authorized Capital II as resolved on by the General Meeting of Shareholders of May 20, 2015 under Item 6 lit. b) on the agenda of that meeting also serves this purpose.  However, the intention is to enable the Company to achieve this purpose after a repurchase of treasury shares, where appropriate, without having to perform a capital increase, which would require more time and effort especially due to the fact that such increase must be entered in the commercial register.

In order to comply with the limit applicable to the simplified exclusion of the shareholders’ subscription rights as provided for in Section 186 (3) sentence 4 AktG of 10% of the capital stock, the authorization to dispose of acquired treasury shares subject to the simplified exclusion of the shareholders’ subscription rights is limited to shares representing a pro rata amount of 10% of the Company’s capital stock.  For the purpose of calculating the 10% threshold, the lower of the amount of capital stock existing at the time the resolution concerning the authorization is adopted by the General Meeting of Shareholders of May 17, 2018 or the amount of capital stock existing at the time the authorization is exercised is to be relevant.  The resolution proposal also provides for a deduction clause, pursuant to which the authorization volume will be reduced to the extent that other authorizations concerning the simplified exclusion of shareholders’ subscription rights are exercised from the date of the General Meeting of Shareholders.  This is to ensure that the 10% threshold stipulated in Section 186 (3) sentence 4 AktG is observed, taking into account all authorizations providing for the option to exclude subscription rights in accordance with Section 186 (3) sentence 4 AktG, whether applied directly, analogously or mutatis mutandis.

In light of the stated reasons, the proposed authorization to use treasury shares and the exclusion of subscription rights is in the interests of the Company and its shareholders.  Since the selling price for treasury shares to be granted will have to be determined by reference to the trading price and the volume of the authorization is limited, the interests of the shareholders are adequately protected.  Shareholders wishing to maintain their participation ratios can do so by acquiring additional shares on the stock exchange.  The portion of freely floating shares of the Company is approximately 85%.  In the 2017 calendar year, the entire volume of trading in SAP shares in XETRA trading alone amounted to more than 41% of the Company’s capital stock.

bb)                          Sale in connection with mergers with other enterprises or acquisitions of enterprises

It is further proposed that the Executive Board be authorized to transfer the acquired treasury shares, subject to the consent of the Supervisory Board, to third parties as consideration in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein (lit. f) of the resolution proposal).  In this context, it is proposed that the shareholders’ subscription rights be equally excluded.

SAP SE has to cope with global competition.  The Company must always be in a position to act promptly and flexibly in the national and international markets in the interests of its shareholders.  This also includes the option to acquire enterprises or parts thereof or interests therein with a view to enhancing the Company’s competitive position or to merge with other enterprises.  In individual cases, the best possible way of implementing this option in the interests of the shareholders and the Company may consist in merging with another enterprise or acquiring an enterprise or parts thereof or interests therein by way of granting shares in the acquiring company.  Practical experience shows that the shareholders of companies that are attractive acquisition targets frequently request the delivery of shares in the acquiring company as consideration for the respective sale.  In order to be in a position to also acquire such companies, SAP SE must be able to grant treasury shares as consideration.  Authorized Capital II as resolved on by the General Meeting of Shareholders of May 20, 2015 under Item 6 lit. b) on the agenda of that meeting also serves this purpose.  However, the intention is to enable the Company to achieve this purpose after a repurchase of treasury shares, where appropriate, without having to perform a capital increase, which would require more time and effort especially due to the fact that such increase must be entered in the commercial register.

By contrast, if shareholders’ subscription rights were to be maintained, mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein in return for the granting of acquired treasury shares would be impossible, rendering the associated benefits for the Company and its shareholders unattainable.

The Company is currently not contemplating any specific merger or acquisition in respect of which it intends to make use of this option.  Should any specific opportunities open up with regard to mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein, the Executive Board will carefully assess in each individual case whether or not to exercise the authorization concerning the granting of treasury shares.  The Executive Board will do so only if it arrives at the conclusion that the relevant merger or the acquisition of the relevant enterprise, part thereof or interest therein in return for the granting of SAP shares is in the best interests of the Company.  The same applies with regard to the consent of the Supervisory Board, which is required under the resolution proposal.  The Executive Board will report on the details in connection with the exercise of the authorization to the General Meeting of Shareholders next following any merger or acquisition in return for the granting of shares of SAP SE.

cc)                            Servicing of option or conversion rights or obligations under warrant-linked and/or convertible bonds

It is also proposed that the Executive Board be authorized to use acquired treasury shares, subject to the consent of the Supervisory Board and subject to an exclusion of the shareholders’ subscription rights, for the purpose of fulfilling option or conversion rights or obligations under warrant-linked or convertible bonds issued by the Company or any direct or indirect majority holdings of SAP SE (companies in which SAP SE directly or indirectly holds a majority of votes and capital) under the authorization granted by the resolution relating to Item 8 on the agenda of the General Meeting of Shareholders of May 12, 2016 (if necessary in combination with other instruments authorized in the said resolution of the General Meeting of Shareholders), and to transfer such shares to the holders of the conversion or option rights in accordance with the relevant terms and conditions determined in the aforementioned resolution of the General Meeting of Shareholders (lit. h) of the resolution proposal).  The transfer of treasury shares for the purpose of servicing these conversion or option rights instead of using the contingent capital will in particular help to prevent any dilutive effects which might otherwise occur.  The exclusion of the shareholders’ subscription rights is therefore also in the interests of the existing shareholders.

The authorizing resolution adopted by the General Meeting of Shareholders of May 12, 2016 is available for inspection at the commercial register of the Local Court of Mannheim as part of the notarial record of this General Meeting of Shareholders.  It is also available on the Internet at www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.  The contents of the authorizing resolution are further set out in the invitation to the annual General Meeting of Shareholders of May 12, 2016, which was published in the German Federal Gazette on April 4, 2016.

dd)                          Offer or promise and/or transfer of shares to employees of the Company and its downstream affiliates as well as to members of the managing bodies of its downstream affiliates

It is also proposed that the Executive Board be authorized to offer for acquisition or to promise and/or transfer acquired treasury shares to employees of the Company and its downstream affiliates (i.e. as employee shares (Belegschaftsaktien)) as well as to members of the managing bodies of its downstream affiliates, subject to an exclusion of the shareholders’ subscription rights (lit. i) of the resolution proposal).

In the past, SAP SE already established various share-based participation programs to allow its executive staff and employees to participate in the success and the increase in the corporate value of SAP SE.  The aim of any such share-based employee participation program which combines a long-term effect with a certain risk always is to create a specific incentive to achieve a sustainable increase in the corporate value of SAP SE, to strengthen the identification with and bond to the companies of the SAP group by rewarding the willingness to stay with the SAP group in the longer term, and to help develop a real and sustainable culture of employee shareholdership.  The intention is to enable SAP SE to promote employee participation in the Company by granting employee shares.  The granting of such employee shares serves to improve employee integration, increase the willingness to take on responsibility and strengthen the bond between the employees and their employer.  The issuance of employee shares is therefore in the interests of the Company and its shareholders.  This approach is promoted by the legislator, who has provided for various ways to support companies in issuing such shares.  However, shares are to be offered not only to employees of

SAP SE and its downstream affiliates but also to members of the managing bodies of downstream affiliates.  These executive staff have a material influence on the development of the SAP group and SAP SE.  It is important therefore to offer them, too, a strong incentive to contribute to a sustainable increase in the corporate value of SAP SE and to strengthen their identification with and bond to the companies of the SAP group by rewarding their willingness to stay with the SAP group in the longer term.

By issuing shares to employees and members of the managing bodies of downstream affiliates, the Company is in a position to offer a long-term incentive that reflects not only positive but also negative developments.  By providing for a lock-up period of several years when granting such shares, or offering certain incentives to hold the shares over a certain period of time, the Company has a tool not only for granting a bonus but also for deducting a “malus” where developments have been negative.  With this instrument, the willingness of employees and executive staff to take on commercial responsibility can thus be increased, which is in the interests of the Company and its shareholders.  The shares may also be granted for free or on other special conditions.

Besides granting the shares directly, it is intended that the acquired shares may also be transferred to a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG which subscribes the shares subject to an undertaking to offer for acquisition or to promise and/or transfer them exclusively to employees of the Company and its downstream affiliates or to members of the managing bodies of downstream affiliates.  This process can serve to facilitate the handling, for example by entrusting it to a bank to the greatest extent possible.

Moreover, it is intended that the shares may also be procured by a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG by way of securities loans, with the acquired treasury shares being used to redeem such securities loans.  Procuring the shares by way of securities loans also serves to facilitate the handling.  Accordingly, the acquired shares are to be used not only for the purpose of granting them directly or indirectly to employees of SAP SE and its downstream affiliates as well as to members of the managing bodies of downstream affiliates but also for the purpose of satisfying the claims of lenders for the redemption of loans.  In terms of the economic result, the shares are used in this case, too, for the purpose of granting them to employees of SAP SE and its downstream affiliates as well as to members of the managing bodies of downstream affiliates.

In order for the Company to be able to issue or to offer and/or transfer treasury shares to employees or members of the managing bodies of downstream affiliates, the shareholders’ subscription rights must be excluded.  Otherwise, it would not be possible to attain the associated benefits for the Company and its shareholders.

The total volume of the authorizations in lit. i) is to be limited to the lower of 5% of the Company’s capital stock existing at the time the resolution is adopted by the General Meeting of Shareholders of May 17, 2018 or 5% of the Company’s capital stock existing at the time the shares are transferred.

d)                                    Authorization to exclude subscription rights in respect of fractional shares

Finally, it is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in respect of fractional shares in the event of a sale of treasury shares by way of an offer for sale to all of the

Company’s shareholders (lit. j) of the resolution proposal).  The exclusion of the shareholders’ subscription rights in respect of fractional shares is required in order to ensure a technically feasible subscription ratio.  The fractions of shares excluded from the shareholders’ subscription rights will be realized either by sale on the stock exchange or in any other manner so as to best further the Company’s interests.  The potential dilutive effect is low due to the limitation to fractional shares.

e)                                    20%-threshold

In order to protect the shareholders against excessive dilution, the resolution proposal under lit. j) provides that the aggregate pro rata amount of the capital stock represented by shares in respect of which the shareholders’ subscription rights are excluded, together with the pro rata amount of the capital stock attributable to new shares from authorized capital or to which conversion and/or option rights or obligations under bonds issued or sold, subject to an exclusion of subscription rights, on or after May 17, 2018 relate, must not exceed 20% of the capital stock of SAP SE.  This calculation shall be made on the basis of the amount of the capital stock existing on May 17, 2018 or at the time the shares are sold, whichever is lower.  Pursuant to this proposal, the shareholders’ subscription rights are also deemed to have been excluded if the relevant shares or bonds are sold or issued by applying Section 186 (3) sentence 4 AktG directly, analogously or mutatis mutandis.

f)                                      Final statement

Having considered all of the above circumstances, the Executive Board, acting with the consent of the Supervisory Board, considers the exclusion of the shareholders’ subscription rights in the specified cases to be justified in view of the circumstances and reasonable for the shareholders for the stated reasons, even if potential dilutive effects are taken into account.

***

IV.                    FURTHER INFORMATION AND DETAILS CONCERNING THE GENERAL MEETING OF SHAREHOLDERS

1.                                   Conditions for attending the General Meeting of Shareholders and exercising voting rights

a)                                   Application to attend and proof

Shareholders are entitled to attend the General Meeting of Shareholders and to exercise their voting rights only if they have submitted an application prior to the General Meeting of Shareholders and furnished proof of their shareholding to the Company.  Application must be made in German or English and must be received by the Company in text form (Section 126b BGB).  Proof of shareholding must be furnished by way of a confirmation issued by a depositary institution in text form (Section 126b BGB) in German or English.  The confirmation issued by the depositary institution must relate to the beginning (i.e. 0.00 hrs (Central European Summer Time – CEST)) of April 26, 2018 (the Record Date).  The application as well as the proof of shareholding must be received by the Company by no later than the end (i.e. 24.00 hrs (CEST)) of May 10, 2018, at the address below:

SAP SE

c/o DZ BANK AG

represented by dwpbank

– DSHVG –

Landsberger Str. 187

D-80687 Munich

or by fax: +49 (0)69 5099 1110

or by e-mail: hv-eintrittskarten@dwpbank.de

b)                                   Relevance of the Record Date

In relations with the Company, a person will be deemed to be a shareholder for the purpose of attending the General Meeting of Shareholders or exercising voting rights only if proof of their shareholding has been furnished as described above.  Any changes in shareholdings occurring after the Record Date are of no relevance in this regard.  Shareholders who have acquired their shares only after the Record Date are therefore not entitled, in relations with the Company, to attend the General Meeting of Shareholders or exercise voting rights as shareholders.  Shareholders who have duly applied for attendance and provided proof of their shareholdings are entitled, in relations with the Company, to attend the General Meeting of Shareholders and to exercise their voting rights even if they disposed of their shares after the Record Date.  The Record Date will not affect the calculation of the shareholders’ dividend entitlement.

c)                                    Ordering admission tickets

Once the application and proof of shareholdings have been submitted correctly (as described above in lit. a) of this Section 1), the shareholders will be issued with admission tickets for the General Meeting of Shareholders.  Most depositary institutions will ensure timely receipt of the admission tickets, provided that shareholders complete the forms for ordering admission tickets sent to them by their depositary institutions and return them to the relevant depositary institution in sufficient time for such institution to arrange for the application and proof of shareholding to be submitted on behalf of the shareholders before the application period ends.  Admission tickets are provided for organizational purposes only and do not represent further conditions for participation.  However, the following should be noted:

In order to facilitate processing, we ask that you present the admission ticket at the entrance when you attend the meeting (online participation excepted).  Information on online attendance (see Section 3 below) and on granting proxy authorization and issuing instructions to proxies designated by the Company using the website provided by the Company for this purpose (see Section 4 lit. c) below) is printed on the admission ticket, as is a form and the necessary information for voting by post (see Section 2 below).

2.                                    Voting by post

Within the scope specified below, shareholders also have the option to vote by post, i.e. without having to attend the General Meeting of Shareholders.  This, too, requires correct submission of the application and of proof of their shareholding, as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights).  Voting by post must be performed in writing, using the (postal voting) form which is printed on the admission ticket and which is also available on the Internet at www.sap.com/agm.  The form used for postal voting must be received by the Company, fully completed and, in particular, bearing the admission ticket number and the validation code, by May 16, 2018 (day of receipt of post) by the Company at the following address:

SAP SE

c/o Computershare Operations Center

D-80249 Munich.

The fully completed form may also be sent by fax and must in this case be received by 12.00 hrs (CEST) on May 16, 2018, at the fax number +49 (0)89 30903 74675.

Postal voting will be limited to voting on resolution proposals of the Executive Board and/or the Supervisory Board that were published in the invitation to the General Meeting of Shareholders (including a potential adjustment of the proposed resolution on the appropriation of retained earnings to reflect the number of shares carrying dividend rights existing at the time the resolution is adopted, which adjustment is announced in the invitation) as well as on shareholders’ resolution proposals published together with any addition to the agenda pursuant to Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG.

Votes cast by post may be revoked or amended by written notice directed at the postal address specified above (in this Section 2) by May 16, 2018 (day of receipt of post) or by transmitting the written notice by fax to the number specified (here in Section 2) above by 12.00 hrs (CEST) on May 16, 2018 (time of receipt of fax).  The right to attend the General Meeting of Shareholders remains unaffected.  If shareholders wish to attend the General Meeting of Shareholders either themselves or through a proxy and to represent the relevant shares, i.e. to exercise the shareholder rights arising from such shares, despite having previously cast their votes by post, this will be possible but will be deemed a revocation of the votes cast by post.  This also applies in the event that shareholders, either themselves or through a proxy, participate in the General Meeting of Shareholders by way of online participation (see Section 3 below).  The forms to be used for postal voting provide for the relevant declarations.

3.                                    Online participation in the General Meeting of Shareholders

Within the scope specified below, shareholders also have the option to participate in the General Meeting of Shareholders directly via the Internet, i.e. without having to be physically present at its venue (online participation).  This, too, requires correct submission of the application and of proof of their shareholding, as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights).  From 8.00 hrs (CEST) on May 17, 2018, shareholders can log in to the online participation system on www.sap.com/agm by entering the required access data and will then be able to participate online in the General Meeting of Shareholders from its beginning.  In addition to the admission ticket number, the required access data comprise a validation code, the family name, first name and place of residence of the person in whose name the admission ticket is made out, and the relevant number of shares, each as printed on the admission ticket.  Once shareholders have entered these access data for the first time, they will receive an access code which, together with the admission ticket number and the validation code, allows them to again access the online participation system, if required, as well as the Internet dialogue for granting proxy authorization and issuing instructions to Company proxies (see Section 4 lit. c) below for more detail).  Online participation is not possible if the relevant shares are represented by a participant (the shareholder or his/her proxy) who is present at the venue of the General Meeting of Shareholders.

Persons participating online will be able to follow the entire General Meeting of Shareholders audio-visually via the Internet, to cast their votes in real time during the voting procedure and to inspect the list of participants of the General Meeting of Shareholders electronically.  Any further options of exercising shareholder rights by way of online participation will not be available for technical and organizational reasons.  If participants wish to discontinue their online participation before the voting procedure begins, they may (among other options) authorize the Company proxies to exercise the participants’ voting rights in accordance with their instructions.

4.                                    Voting by proxy

a)                                   Option to vote by proxy

Shareholders may elect to have their voting rights exercised by a proxy, e.g. by a bank, a shareholders’ association, by proxies designated by the Company or another person of their choice.  In this case, correct submission of the application to attend and of proof of shareholding is also required as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights).  It is possible to appoint a proxy both prior to and during the General Meeting of Shareholders, and proxies may be appointed by way of the shareholder making a declaration to the relevant proxy or to the Company.

The proxy attending the General Meeting of Shareholders may exercise the voting right in the same way as the shareholder could, insofar as neither the law nor the relevant shareholder or the proxy provides for any restrictions or other requirements.  Subject to such restrictions, a proxy may, even if the admission ticket is not made out in his or her name, exercise voting rights by way of postal voting or online participation, provided the requirements set out in Section 2 (Voting by post) and/or Section 3 (Online participation in the General Meeting of Shareholders) are fulfilled.  For processing reasons, online participation by the proxy is only possible once the Company has received the relevant declaration of authorization or other proof of proxy authorization, in each case in due form, and the proxy has been registered in the system on this basis as a person who has been granted access.  Timely registration of the proxy in the system will in any event be ensured if and as soon as the relevant proxy authorization or the relevant proof has been transmitted to the e-mail address specified in lit. d) of this Section 4 in one of the formats indicated.

b)                                   Form of proxy authorization

Pursuant to Section 134 (3) sentence 3 AktG, the proxy authorization must be granted or revoked, and proof of the proxy authorization to be provided to the Company must be provided, in text form (Section 126b BGB).  The special provisions set out below in lit. c) of this Section 4 additionally apply where authorization is granted to proxies designated by the Company.  In the event that proxy authorization is granted to banks or shareholders’ associations, or persons or associations which have an equivalent status under Section 135 (8) AktG or institutions or enterprises which have equivalent status under Section 135 (10) AktG, the text form, in derogation from the above, is neither required pursuant to Section 134 (3) sentence 3 AktG, nor do the Articles of Incorporation contain a specific provision governing such case.  Banks and shareholders’ associations, as well as persons, associations, institutions and enterprises which have an equivalent status under Section 135 (8) or (10) AktG may therefore use forms for the granting of proxy authorization which need only comply with the statutory provisions governing such case, in particular those contained in Section 135 AktG.  Reference is made to the special procedure pursuant to Section 135 (1) sentence 5 AktG.

c)                                   Proxies designated by the Company, special provisions regarding their authorization

Within the scope specified below, we offer our shareholders the option to be represented at the General Meeting of Shareholders by employees designated as proxies by the Company (Company proxies) who are bound by the shareholders’ instructions.  The Company proxies will exercise their powers only to the extent that shareholders have previously instructed them to exercise their voting rights.  The proxies designated by the Company are obligated to vote in accordance with the instructions given to them.  The authorization of Company proxies may be granted and revoked, and instructions to them may be given and amended, by declaration to the Company in text form and also via the Internet dialogue provided by the Company for this purpose at www.sap.com/agm.  In addition to the admission ticket number, the required access data comprise a validation code, the family name, first name and place of residence of the person in whose name the admission ticket is made out, and the relevant number of shares, each as printed on the admission ticket.  Once shareholders have entered these access data for the first time, they will receive an access code which, together with the admission ticket number and validation code, allows them to again access the Internet dialogue for granting proxy authorization and issuing instructions to Company proxies at a later time, as well as to access the online participation system (see Section 3 above).  Authorizations and instructions to the Company proxies may still be given and/or modified online during the General Meeting of Shareholders until the commencement of the voting procedure.  Shareholders wishing to authorize the Company proxies and to provide them with the necessary instructions may of course also use the form on the admission ticket for the General Meeting of

Shareholders to do so.  Giving authorizations and instructions to the Company proxies is still possible at the General Meeting of Shareholders, namely until the commencement of the voting procedure.

If, besides the authorization for and instructions to the Company proxies, the Company has received postal votes (see Section 2 above), these postal votes will always take precedence; in this case, the Company proxies will not exercise the authorization granted to them and will not represent the relevant shares.  Equally, the Company proxies will not exercise any authorization granted to them and will not represent the relevant shares if the relevant shares are represented by a participant (a shareholder or his/her proxy) who is physically present at the venue of the General Meeting of Shareholders or by way of online participation.

d)                                  Proof of proxy authorization

If proxy authorization is granted by way of a declaration made to the Company, no separate proof of proxy authorization to the Company is required.  If, however, proxy authorization is granted by way of a declaration made to the proxy appointed, the Company may demand to see proof of such authorization, unless otherwise provided for in Section 135 AktG, i.e. in particular where a bank or shareholders’ association is appointed proxy.  The granting of proxy authorization may be proven, for example, by the proxy presenting the document confirming his or her authorization in due form at the entrance on the day of the General Meeting of Shareholders, or by (the shareholder or proxy) sending proof of authorization to the Company in advance.  Such proof may be directed to the postal address or fax number of the Company stated in Section 2 for voting by post.  In accordance with Section 134 (3) sentence 4 AktG, we offer the following means of electronic communication: the proof of appointment of a proxy may be sent to the Company by e-mail to sap-hv2018@computershare.de.  It will be ensured that Word, .pdf, .jpg, .txt and .tif documents sent as e-mail attachments will be taken into account (in addition to the possibility of existing e-mails being forwarded).  The Company is only able to easily and clearly draw the link between proof of proxy authorization that is sent by e-mail and a specific application to attend if such authorization or the corresponding e-mail states the family name, first name and address of the relevant shareholder and, if already known, the admission ticket number and the validation code.  The means of communication specified above will also be available for granting or revoking proxy authorization by means of a declaration to the Company.

e)                                    Multiple proxies

If a shareholder appoints more than one proxy, the Company is entitled under Section 134 (3) sentence 2 AktG to refuse one or more of them.

f)                                     Forms for granting proxy authorization

Shareholders will receive forms which may be used for granting proxy authorization as well as for granting proxy authorization and issuing instructions to the Company proxies together with their admission tickets following correct submission of the application and proof of shareholding.  A screen form can also be accessed via the Internet dialogue provided by the Company for granting proxy authorizations and issuing instructions to Company proxies.  A printable form for granting proxy authorization and, where appropriate, for issuing instructions is also available on the Internet at www.sap.com/agm.  To facilitate processing, we ask that these forms be used for granting proxy authorization if proxies are appointed by way of a declaration made to the Company, including where proxy authorization is granted and instructions are issued to the Company proxies.  Forms for granting proxy authorization and, as appropriate, issuing instructions during the General Meeting of Shareholders are also contained in the voting card pads which are distributed at the entrance to the General Meeting of Shareholders.

5.                                    Live transmission of the General Meeting of Shareholders on the Internet

All shareholders of SAP SE and the interested general public may follow the entire General Meeting of Shareholders on May 17, 2018 from 10.00 hrs (CEST) live on the Internet.  Unrestricted online access to the live transmission will be possible via the Internet at www.sap.com/agm.  The opening by the chairman as well as the speech by the CEO will also be recorded and will be available on the Internet at the address specified above after the General Meeting of Shareholders.

6.                                    Shareholder rights

a)                                  Requests for additional agenda items pursuant to Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG

Shareholders collectively holding 5% of the capital stock or at least € 500,000 in total (the latter corresponding to 500,000 shares) may request that additional items be added to the agenda and made public.  Each new item must be accompanied by the corresponding grounds or a resolution proposal.  Such requests must be made in writing (within the meaning of Section 122 (2) in conjunction with paragraph 1 sentence 1 AktG) to the Company’s Executive Board and must have been received by the Company by 24.00 hrs (CEST) on April 16, 2018.  The request may in any event be sent to the following address: SAP SE, Vorstand, Dietmar-Hopp-Allee 16, D-69190 Walldorf.

Any additions to the agenda which require publication and were not published in the calling notice will be published in the German Federal Gazette without undue delay after they have been received by the Company and will be forwarded for publication to media which can be expected to publish the information across the entire European Union.  Any requests for additional items to be added to the agenda within the meaning of Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG which are received by the Company once the General Meeting of Shareholders has been called will also be made available on the Internet at www.sap.com/agm and will be communicated to the shareholders without undue delay after they have been received by the Company.

b)                                 Shareholder motions and nominations pursuant to Section 126 (1) and Section 127 AktG

At the General Meeting of Shareholders, shareholders may make motions and nominations relating to particular agenda items and the rules of procedure without any notice, publication or other action related to the motion or nomination being required prior to the General Meeting of Shareholders.  (This does not apply in the case of online participation, see Section 3 above.)

Counter-motions within the meaning of Section 126 AktG regarding the proposals of the Executive Board and the Supervisory Board on any specific item on the agenda as well as nominations within the meaning of Section 127 AktG will be made available via the Internet at www.sap.com/agm, including the name of the shareholder concerned, the relevant reasons (which, however, are not required for nominations) and, if appropriate, a statement by the management and, in the event of nominations by a shareholder regarding the election of Supervisory Board members, the information pursuant to Section 127 sentence 4 AktG if received by the end (i.e. 24.00 hrs (CEST)) of May 2, 2018 at

SAP SE

Investor Relations

Dietmar-Hopp-Allee 16

D-69190 Walldorf

or by fax: +49 (0)6227/7-40805

or by e-mail: investor@sap.com

and if the remaining requirements with regard to the Company’s obligation to make available counter-motions and nominations pursuant to Section 126 and Section 127 AktG are complied with.

c)                                    Shareholders’ right to information pursuant to Section 131 (1) AktG

Under Section 131 (1) AktG, any shareholder must upon request be given information by the Executive Board at the General Meeting of Shareholders relating to the Company’s affairs, including its legal and business relations to affiliates, the financial position of the group and the companies included in the group annual financial statements, provided such information is necessary in order to make an informed judgment in respect of an agenda item and the Executive Board does not have the right to refuse to disclose such information.  Shareholders attending online, however, are not able to issue requests for information (see Section 3 above).

d)                                  Further information

Further information on the shareholders’ rights pursuant to Article 56 of the SE Regulation, Section 50 (2) SEAG, Section 122 (2), Section 126 (1), Section 127 and Section 131 (1) AktG, in particular information relating to additional requirements above and beyond compliance with the relevant deadlines, is available on the Internet at www.sap.com/agm.

7.                                    Website offering information and publication of the invitation

This calling notice for the General Meeting of Shareholders and the information and documents to be made available pursuant to Section 124a AktG, any requests for additional agenda items within the meaning of Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG and other information are available on the Internet at www.sap.com/agm.  The invitation, together with the full agenda and the resolution proposals of the Executive Board and the Supervisory Board, will be published in the German Federal Gazette and was moreover forwarded for publication to media which can be expected to publish the information across the entire European Union.

8.                                    Total number of shares and voting rights

On the date on which the General Meeting of Shareholders is called, the Company has capital stock of € 1,228,504,232.00, which is divided into 1,228,504,232 no-par value shares each representing one vote (information in accordance with Section 49 (1) no. 1 of the German Securities Trading Act (Wertpapierhandelsgesetz; “WpHG”); this total includes the treasury shares held on the date on which the General Meeting of Shareholders is called, which do not, however, attribute any rights to the Company in accordance with Section 71b AktG).

Walldorf, April 2018

SAP SE

The Executive Board